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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 6 TO
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
                            and Rule 13e-3 Thereunder

                        PAK MAIL CENTERS OF AMERICA, INC.
                              (Name of the Issuer)

                        PAK MAIL CENTERS OF AMERICA, INC.
                           PAK MAIL ACQUISITION CORP.
                      PAK MAIL INVESTMENT PARTNERSHIP L.P.
                          D.P. KELLY & ASSOCIATES, L.P.
                              NORCROSS CORPORATION
                             NORCROSS PARTNERS L.P.
                          C&G MANAGEMENT COMPANY, INC.
                                  J.S. CORCORAN
                               F. EDWARD GUSTAFSON
                                 DONALD P. KELLY
                                LAURA K. MCGRATH

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   695810 30 9
                                   695810 10 1
                                   -----------
                      (CUSIP Number of Class of Securities)

        F. Edward Gustafson                    P. Evan Lasky
        701 Harger Road                        7173 South Havana Street
        Suite 190                              Suite 700
        Oak Brook, Illinois  60523             Englewood, Colorado  80112
        (630) 571-4433                         (303) 957-1000

        (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:


                                Thomas A. Monson
                               Jenner & Block, LLC
                                   1 IBM Plaza
                                   Suite 4000
                                Chicago, IL 60611
                                 (312) 840-8611

     This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE
          -----------------------------------------------------------
            Transaction valuation*             Amount of filing fee
                   $50,602                            $11.00
          -----------------------------------------------------------


* For purposes of calculating the filing fee only. The filing fee was determined by calculating the product of 980,659 shares of common stock and the merger consideration of $0.0516 per share. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $11.00
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Pak Mail Centers of America, Inc.
Date Filed: November 6, 2002

                                  INTRODUCTION

This Amendment No. 6 to Schedule 13e-3 Transaction Statement (the "Statement") amends and supplements the Schedule 13e-3 Transaction Statement originally filed on November 6, 2002 (and amended and supplemented by a filing of an Amendment No.1 on November 7, 2002, an Amendment No. 2 on January 10, 2003, an Amendment No. 3 on February 12, 2003, an Amendment No. 4 on March 18, 2003 and an Amendment No. 5 on April 11, 2003) by Pak Mail Centers of America, Inc. ("Pak Mail"), Pak Mail Acquisition Corp., Pak Mail Investment Partnership L.P., D.P. Kelly & Associates, L.P., Norcross Corporation, Norcross Partners L.P., C&G Management Company, Inc., J.S. Corcoran, F. Edward Gustafson, Donald P. Kelly and Laura K. McGrath, in connection with an Agreement and Plan of Merger dated as of October 17, 2002, as amended as of October 28, 2002, (the "Merger Agreement") by and between Pak Mail, a Colorado corporation, and Pak Mail Acquisition Corp., a Colorado corporation.

This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Agreement. Pak Mail Acquisition Corp., which was a party to the Agreement, is not a filing party of this final amendment to the Schedule 13E-3 because it was merged with and into Pak Mail, with Pak Mail as the surviving corporation.

Under the Merger Agreement, Pak Mail Acquisition Corp. will be merged with and into Pak Mail and Pak Mail will be the surviving corporation. As a result of the merger, Pak Mail's shareholders (other than Pak Mail Acquisition Corp.) are entitled to receive $0.0516 per share in cash for their shares of Pak Mail common stock.

Immediately prior to the merger, Pak Mail Acquisition Corp. held 2,897,078 shares of common stock, par value $0.01 per share, of Pak Mail ("Common Stock") representing approximately 74.7% of the outstanding shares of Common Stock.

On April 11, 2003, Pak Mail filed with the SEC a Definitive Proxy Statement on
Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders considered and voted on a proposal to approve the Merger Agreement and approve the merger. All references to the "Proxy Statement" contained in the 13E-3 Statement are references to that Definitive Proxy Statement. At the special stockholders meeting, held on May 12, 2003, Pak Mail's stockholders approved the merger agreement and approved the merger.

The Merger became effective on May 12, 2003, when the Articles of Merger were filed with the Secretary of State of the State of Colorado (the "Effective Time"). Pursuant to the Agreement, on May 12, 2003, Pak Mail Acquisition Corp. was merged with and into Pak Mail, with Pak Mail as the surviving corporation, and each outstanding share of Pak Mail's common stock, other than shares held by Pak Mail Acquisition Corp., or held by shareholders who perfect their dissenters' rights under Colorado law, were converted into the right to receive $0.0516 in cash, without interest and less any applicable withholding taxes.

On May 12, 2003, Pak Mail issued a press release announcing completion of the merger and is filed as Exhibit (a)(5) hereto.

ITEM 16. EXHIBITS

The following are filed pursuant to Item 1016 of Regulation M-A.

(a)(5) Press Release dated May 12, 2003 announcing the approval of the merger by and between Pak Mail Centers of America, Inc. and Pak Mail Acquisition Corp.

                                   SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                        PAK MAIL CENTERS OF AMERICA, INC.



By: /s/ P. EVAN LASKY
---------------------

Name: P. Evan Lasky
Title: President and Chief Executive Officer
Date: May 12, 2003


                           PAK MAIL ACQUISITION CORP.



By: /s/ F. EDWARD GUSTAFSON
---------------------------

Name: F. Edward Gustafson
Title: President
Date: May 12, 2003



                      PAK MAIL INVESTMENT PARTNERSHIP L.P.



By: Norcross Partners L.P.
Its: General Partner

By: Norcross Corporation
Its: General Partner

By: /s/ F. EDWARD GUSTAFSON
---------------------------

Name: Edward Gustafson
Title: Executive Vice President
Date: May 12, 2003



                         D.P. KELLY & ASSOCIATES, L.P.



By: C&G Management Company, Inc.
Its: General Partner

By: /s/ F. EDWARD GUSTAFSON
---------------------------

Name: F. Edward Gustafson
Title: Executive Vice President
Date: May 12, 2003

                              NORCROSS CORPORATION



By: /s/ F. EDWARD GUSTAFSON
---------------------------

Name: Edward Gustafson
Title: Executive Vice President
Date: May 12, 2003


                             NORCROSS PARTNERS L.P.



By: Norcross Corporation
Its: General Partner

By: /s/ F. EDWARD GUSTAFSON
---------------------------

Name: Edward Gustafson
Title: Executive Vice President
Date: May 12, 2003


                          C&G MANAGEMENT COMPANY, INC.



By: /s/ F. EDWARD GUSTAFSON
---------------------------

Name: Edward Gustafson
Title: Executive Vice President
Date: May 12, 2003


/s/ J. S. CORCORAN
-------------------
J. S. Corcoran


/s/ EDWARD GUSTAFSON
--------------------
F. Edward Gustafson


/s/ DONALD P. KELLY
-------------------
Donald P. Kelly


/s/ LAURA K. MCGRATH
--------------------
Laura K. McGrath

Date: May 12, 2003

                                                                  Exhibit (a)(5)

Announcement
For Immediate Release

      Pak Mail Acquisition Corp. Acquires Pak Mail Center of America, Inc.

Englewood, Colorado, May 12, 2003 - Pak Mail Centers of America, Inc. ("Pak Mail") and Pak Mail Acquisition Corp. ("PMAC") announced today that PMAC's acquisition of all the outstanding shares of Pak Mail has been completed. The acquisition was accomplished through a merger whereby PMAC was merged with and into Pak Mail. The corporate existence of PMAC has ceased and Pak Mail has continued as the surviving corporation. Holders of common stock of Pak Mail, other than PMAC, received $0.0516 per share of common stock. Each share of Pak Mail common stock that was held by PMAC has been cancelled and extinguished. Each share of PMAC common stock has been converted into one share of common stock of the surviving corporation. The merger qualifies as a going-private transaction under federal securities law.

"The completion of this merger is a significant milestone for Pak Mail," said Evan Lasky, President and CEO of Pak Mail. "The costs associated with public ownership, such as accounting and legal fees, as well as the significant administrative costs, were detrimental to the continued success of Pak Mail. As a private company, we are now in a much better position to focus on our primary goals of providing exceptional service for our franchises and expanding our core business."

Following the completion of the merger, two shareholders of Pak Mail, Pak Mail Investment Partnership L.P. and D.P. Kelly & Associates, L.P. now share ownership of Pak Mail. Duff & Phelps, LLC acted as financial advisor to Pak Mail in connection with the merger.

About Pak Mail Centers of America, Inc.

Pak Mail is an internationally recognized marketer of Pak Mail premier specialty packaging, shipping and business support franchises. Pak Mail is headquartered in Englewood, Colorado. For more information, visit the company's website at www.pakmail.com.

For more information, please contact:

P. Evan Lasky
Pak Mail Centers of America, Inc.
(303) 957-1000
elasky@pakmail.org
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                                    - # # # -

Any "forward looking statements" contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "expects," "intends," variations of these words and similar expressions are intended to identify forward-looking statements. These statements involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future events may differ materially from what is forecast in forward-looking statements due to a variety of factors.